EXHIBIT 99.1

PRESS RELEASE
For the quarter ended March 31, 2005
All amounts are in US$ unless otherwise stated

TIW REPORTS FIRST QUARTER RESULTS

  Q1 Service Revenues of $354.7 million, up 34.3% from Q1-2004
  Q1 Operating Income of $83.9 million, up 67.1% from Q1-2004
  Q1 Net Income of $34.4 million, up 119.4% from Q1-2004

Montréal, Canada, May 3, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the first quarter of 2005.

Service revenues for the quarter reached $354.7 million compared to $264.2 million for the first quarter of 2004. Consolidated operating income before depreciation and amortization (OIBDA)1 increased to $146.5 million compared to $107.5 million for the first quarter of 2004. Operating income for the quarter reached $83.9 million compared to $50.2 million for the first quarter of 2004. The growth in OIBDA and operating income reflects the rapid expansion of our subscriber base in Romania over the last twelve months and significant subscriber growth and margin expansion in the Czech Republic. Net income for the quarter was $34.4 million, or $0.16 per share on a basic and fully diluted basis, compared to a net income of $15.7 million, or $0.13 per share on a basic and fully diluted basis, for the first quarter 2004.

On April 19, 2005, we have obtained an interim court order authorizing TIW to hold a special meeting of shareholders on May 19, 2005 to approve a plan of arrangement. The record date for the special meeting was set at April 18, 2005.

We are seeking approval for a plan of arrangement for the sale of our indirect interest in ClearWave N.V. to Vodafone International Holdings B.V. for approximately US$3.5 billion (subject to adjustments). After execution of the sale, we will proceed with a court-supervised plan for the distribution of the net proceeds from the sale along with other net cash held to our shareholders.

_________________________
1We use the term operating income before depreciation and amortization (''OIBDA'') and average revenue per user (''ARPU'') which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under generally accepted accounting principles ("GAAP"). For the reconciliation of OIBDA to net income and for the reconciliation between service revenues and ARPU refer to the non GAAP measures and operating data section of this release.

Pursuant to the interim order, the plan of arrangement must be approved by at least two-thirds of the votes cast by the shareholders, present or voting by proxy, at the special meeting.

The notice of special meeting and the information circular of TIW contain a detailed description of the proposed plan of arrangement and outline the actions to be taken at the special meeting of shareholders. These materials are available by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED MARCH 31, 2005

The management's discussion and analysis, dated May 3, 2005, should be read in conjunction with the accompanying unaudited consolidated financial statements of TIW for the three months ended March 31, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in TIW's Annual Report for the year ended December 31, 2004. Additional information relating to TIW, including the Company's annual report on Form 20-F and continuous disclosure documents, is available on SEDAR at www.sedar.com under Telesystem International Wireless Inc. The financial information presented herein has been prepared on the basis of Canadian GAAP. Please refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2004 for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Results of Operations

We recorded net subscriber additions for the first quarter of 173,752 compared to 282,316 in the same period last year. As of March 31, 2005, the total number of subscribers reached 6,915,180, up 30.8% compared to 5,286,109 at the end of the first quarter of 2004. Consolidated service revenues increased 34.3% to $354.7 million compared to $264.2 million for the first quarter of 2004.

Cost of service revenues increased to $105.3 million for the three months ended March 31, 2005 from $81.6 million for the three months ended March 31, 2004 but, as a percentage of service revenues, decreased to 29.7% compared to 30.9% for the prior year comparative period.

Equipment revenues rose to $19.5 million for the three months ended March 31, 2005 compared to $14.2 million for the same period in 2004. Cost of equipment correspondingly rose to $31.2 million from $22.3 million for the three months ended March 31, 2005 and March 31, 2004 respectively. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses were $91.2 million, 25.7% of service revenue, in the first quarter of 2005 as compared to $67.0 million, 25.4% of service revenue, in 2004. Included in the expenses for the first quarter of 2005 is a non-cash stock based compensation expense of $4.3 million as compared to $1.5 million in the corresponding period of 2004.

As a result of the aforementioned, we recorded OIBDA for the first quarter of 2005 of $146.5 million compared to OIBDA of $107.5 million for the same period last year. OIBDA as a percentage of service revenue for the three month period was 41.3% compared to 40.7% in the same period of 2004.

Depreciation and amortization increased to $62.6 million for the three months ended March 31, 2005, from $57.3 million for the same period in 2004, due primarily to a higher tangible asset base partly offset by write-offs in the amounts of $3.5 million last year versus nil this year. The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $83.9 million compared to $50.2 million for the same period last year, an increase of 67.2%.

Interest expense, net of interest income, for the three months ended March 31, 2005 was $22.8 million compared to $21.3 million for the same quarter of 2004, primarily due to the higher effective cost of debt at Oskar Mobil, partly offset by the repayment of long-term debt at MobiFon S.A. and an increase in financial income from $1.0 million in the first quarter of 2004 to $1.6 million in the first quarter of this year. We recorded a foreign exchange gain of $0.03 million for the three months ended March 31, 2005 compared to a loss of $2.0 million for the same period in 2004. The first quarter 2004 results also included a gain of $11.7 million on disposal of our shares in Hexacom, our former Indian affiliate.

Income tax expense for the quarter was $14.1 million as compared to $12.8 million for the same quarter in 2004. Income tax expense consists primarily of Romanian income taxes of $12.4 million. The Romanian government further reduced the corporate income tax rate from the 19% previously announced to 16% effective January 1, 2005. The Romanian statutory income tax rate was 25% for 2004. The fair value of Oskar Mobil's tax loss carryforward benefits was not recognized in the purchase price allocation of acquisitions, due to Oskar Mobil's limited history of operating profits. However, an income tax expense has been recognized during the current period of $1.7 million relating to the benefit of such recognized loss tax carryforwards that were utilized in the current quarter and a corresponding amount has been credited to goodwill.

As a result of the foregoing, net income for the first quarter of 2005 amounted to $34.4 million or $0.16 per share on a basic and fully diluted basis compared to a net income of $15.7 million or $0.13 per share on a basic and fully diluted basis for the first quarter of 2004.

MobiFon S.A. - Romania

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), added 112,590 net subscribers for the first quarter for a total of 5,022,902, compared to net additions of 215,096 in the first quarter of 2004 and total subscribers of 3,672,138 at the end of the same 2004 period. This represents an increase of 36.8% in total number of subscribers over the last 12 months. As of March 31, 2005, we estimate that MobiFon had a 47% share of the cellular market in Romania. Connex's net postpaid subscriber additions during the period represented 56.2% of its overall subscriber additions compared to 22.5% for the same quarter of 2004, reflecting MobiFon's value-driven acquisition strategy. As of March 31, 2005, postpaid subscribers accounted for 34.8% of MobiFon's total subscriber base as compared to 34.3% at the end of 2004.

The net market growth slowed down in the first quarter of 2005, a normal seasonal trend after the record growth of the last quarter of 2004. During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 49% from 35% at the end of the first quarter of 2004.

Service revenues reached $197.8 million compared to $147.6 million for the first quarter of 2004. This $50.2 million increase in service revenues translated into a 34.0% year over year growth rate. This growth was largely attributable to a 39.2% increase in average number of subscribers partly offset by a decline in average revenue per user.

The monthly average revenue per user ("ARPU")1 for the first quarter was $12.29 compared to $12.76 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.3 million subscribers during the last 12 months, of which 70.0% were prepaid users.

Equipment revenues rose to $11.5 million for the three months ended March 31, 2005 compared to $8.9 million for the same period in 2004 as a result of higher postpaid gross additions. Cost of equipment correspondingly rose to $17.2 million from $14.7 million for the three months ended March 31, 2005 and March 31, 2004 respectively. As a result, the gross negative margin on equipment slightly improved at $5.6 million compared to $5.8 million for the same period.

Cost of services as a percent of service revenue increased to 22.8% from 21.7% in the first quarter of 2004. This increase is a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks. Selling, general and administrative expenses increased from 22.0% of service revenues for the three months ended March 31, 2004 to 22.9% for the latest three month period primarily due to higher selling and marketing expenses as a percentage of service revenue. This increase was triggered by greater advertising and commissioning expenses during the quarter as we acquired more postpaid subscriber compared to the same period last year.

OIBDA increased 31.8% to $101.9 million compared to $77.3 million for the same period last year. OIBDA as a percentage of service revenue decreased to 51.5% compared to 52.4% for the same period last year. Operating income for the quarter rose 49.4% to $71.9 million compared to $48.1 million for the first quarter of 2004.

Oskar Mobil a.s. (formerly known as Český Mobil a.s.)- Czech Republic

Oskar Mobil a.s. ("Oskar Mobil" or its trade mark "Oskar") added 61,162 subscribers in the first quarter to reach 1,892,278, an increase of 17.2% in total number of subscribers compared to 1,613,971 subscribers at the end of the first quarter of 2004. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 84.3% of net additions during the quarter. Although total net subscriber additions in the first quarter of 2005 were 9.0% lower than in the same period of 2004, net additions of postpaid subscribers slightly increased from 51,078 to 51,583 and our postpaid/prepaid mix as of March 31, 2005 was 49.0/51.0 compared to 43.9/56.1 at of March 31, 2004. We estimate we held a 17.3% share of the national cellular subscriber market as of March 31, 2005, compared to a 16.3% share at the same time last year. Also according to our estimate, we had a 21% share of the national cellular service revenue during the first quarter of 2005 compared to 19.5% for the same period in 2004. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 107% from 97% at the end of March 2004.

Service revenues increased 34.6% to $156.9 million compared to $116.6 million for the first quarter of 2004 due to a 17.9% increase in average subscribers and a 14.7% increase in the ARPU as expressed in U.S. Dollar. The local currency service revenue for the first quarter reached Czech Koruna 3,592 million, a 17.2% increase versus Czech Koruna 3,064 million for the same period last year. The ARPU was stable at Czech Koruna 623 ($27.22) compared to Czech Koruna 624 ($23.72) for the same period last year. The average exchange rate between the U.S. Dollar and the Czech Koruna during the first quarter of 2004 was 14.7% higher than for the same period in 2004.

Equipment revenues rose 49.7%, 30.6% when considered in local currency, to $8.0 million for the three months ended March 31, 2005 compared to $5.3 million for the same period in 2004 as a result of a higher number of handsets sold to existing postpaid subscribers. Subsidies associated with such increased sales, as part of our retention program, as well as higher average cost per handset sold to new subscribers, caused the $6.4 million year over year increase in cost of equipment which resulted in the gross negative margin on equipment deteriorating to $6.0 million in the three months ended March 31, 2005 from $2.3 million in the comparable 2004 period.

Cost of services as a percent of service revenue decreased to 38.4% from 42.6% in the first quarter of 2004. This decrease results from lower average interconnection rates amongst mobile operators, from greater on-net and incoming traffic as a percentage of total traffic and from lower site costs as a percentage of service revenue. Selling, general and administrative expenses decreased to 25.5% of service revenues compared to 26.0% for the same period last year mainly as a result of the growth in revenue more than offsetting incremental costs to expand the sales network and to support business initiatives.

We recorded OIBDA in the Czech Republic of $50.5 million for the quarter compared to OIBDA of $34.4 million for the same period last year, representing a 47.1% increase. When excluding the positive impact of the appreciation of the Czech Koruna against the U.S. Dollar the OIBDA improvement would be of 27.9%. OIBDA as a percentage of service revenue for the quarter reached 32.2% compared to 29.5% in the first quarter of 2004. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth and economies of scale realized as fixed costs are spread over a larger subscriber base. We achieved an operating income of $17.9 million in the Czech Republic for the first quarter of 2005, compared to an operating income of $6.2 million for the first quarter of 2004.

Corporate and Other

Unallocated expenses for corporate and other activities were $5.9 million for the first quarter of 2005 compared to $4.2 million for the same period last year. Consolidated selling, general and administrative expenses for the first quarter 2005 include stock based compensation cost of $4.3 million of which $2.9 million is included within corporate and other activities, while the corresponding period of 2004 had stock based compensation costs amounting to $1.5 million of which $0.9 million is included within corporate and other activities. On May 4, 2004, TIW's shareholders approved a Restricted Share Unit ("RSU") plan. During the first quarter of 2005 1,056,401 RSUs and 2,043,000 performance based RSUs were granted and the fair value of the RSUs and the expected fair value of the performance RSUs that will vest were included in the determination of stock based compensation.

Liquidity and Capital Resources

Operating activities provided cash of $80.7 million for the three month period ended March 31, 2005 compared to $41.4 million for the corresponding 2004 period. The primary factor contributing to the higher operating cash flow was the increase in OIBDA.

Investing activities used cash of $72.3 million for the quarter ended March 31, 2005 compared to a use of cash of $63.2 million during the same period in 2004. Our investing activities include the acquisition of property, plant, equipment and licenses of $63.4 million for three-month period ended March 31, 2005 compared to $50.8 million for the same period of 2004, consisting mostly of expenditures required to increase the capacity of our networks as well as a $10.5 million payment for our UMTS license in Romania. Investing activities for the first quarter of 2005 also included the use of $6.5 million in connection with the acquisition of the 72.9% of Oskar Holdings N.V. we did not already own and $2.5 million in connection with the acquisition during the third quarter of 2004 of a 15.46% non controlling interest in MobiFon. During the corresponding 2004 period, investing activities included the net proceeds from the sale of our direct investment in Hexacom which amounted to $21.8 million offset by the use of $5.3 million in connection with the acquisition of a 3.62% non controlling interests in Oskar Mobil and the use of $32.1 million in connection with the acquisition of a 13% non controlling interest in ClearWave.

Financing activities used cash of $35.3 million for the first quarter of 2005 compared to providing cash of $59.9 million for the first quarter of 2004. The uses of cash for financing activities in the three-month period ended March 31, 2005 were $11.3 million of scheduled repayments of MobiFon's senior credit facility, $20.7 million of repayments of Oskar Mobil's new senior credit facility and $3.2 million distributed to minority shareholders of MobiFon. The source of cash provided by financing activities in the corresponding quarter of 2004 was $67.4 million of proceeds from issuances of our common shares partially offset by $7.5 million representing the first scheduled repayment of MobiFon's senior credit facility.

Cash, cash equivalents and restricted short-term investments totaled $243.8 million as of March 31, 2005, including $111.2 million at the corporate level, which included $27.8 million in restricted short term investments.

As of March 31, 2005, total consolidated indebtedness was $1.2 billion, of which $224.4 million was at the corporate level, $279.1 million at MobiFon and $695.0 million at Oskar Mobil. As of March 31, 2005 corporate net debt, defined as debt at the corporate level minus cash and short-term investments, at the corporate level was $113.2 million compared to $100.2 million at December 31, 2004.

In November 2004, we entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of our treasury stock. We incurred $6.7 million of transaction expenses, of which $6.0 million was paid to, Lazard Frères & Co. LLC, bringing the aggregate value of the transaction to $521.9 million. One of our board members is managing director of an affiliate of Lazard Frères & Co. LLC. Closing occurred on January 12, 2005 and we increased our indirect equity interest in Oskar Holdings and Oskar Mobil to 100.0%. Affiliates of J.P. Morgan Partners, LLC, and AIG Emerging Europe Infrastructure Fund L.P., two of our significant shareholders, were shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. Our existing interest in Oskar Holdings, prior to this acquisition was reflected in our consolidated financial statements on a consolidated basis. The aggregate $521.9 million purchase for the above transaction exceeded the carrying value of the net assets acquired by $432.6 million. This excess was preliminarily allocated to goodwill in the amount of $475.8 million and $43.2 million to other fair value net decrements.

On March 2005, the shareholders of MobiFon approved dividends amounting to Lei 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million and accordingly, an amount of $13.9 million is reported as amounts payable to non-controlling interests of which $12.0 million was paid on April 19, 2005.

In March 2005, MobiFon received one of two UMTS licenses awarded by the Romanian Government. For such license, MobiFon is required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006. MobiFon is also required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. We recognized an intangible asset of $30.8 million representing the $10.5 million payment made on March 23, 2005 and the discounted value of the future payments. The associated liability has been reported as long-term debt, a portion of which is current.

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion ($86.6 million) price for the license is payable in annual instalments from December 2005 through December 2009. We recognized an intangible asset of $78.8 million representing the discounted value of future payments and other acquisition costs. The associated liability has been reported as long-term debt, a portion of which is current.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks for the payment of our Romanian and Czech Republic UMTS licenses, the buildout of related UMTS networks and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments, drawings on Oskar Mobil's New Senior Credit Facility, cash flows from operating activities and through externally generated funds such as the sale of debt and equity securities.

Selected consolidated financial data

On June 23, 2003, we amended our share capital to implement a one for five (1:5) consolidation of our common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. All share and per share amounts included in the selected consolidated data shown below have been adjusted to reflect the share consolidation.

The following represents all equity shares, granted stock options and restricted share units outstanding and the number of common shares which the Company's equity subordinated debentures are convertible into as at May 2, 2005 and include 935,277 common shares issuable pursuant to 544 options, 875,571 performance based RSUs and $1.0 million of ESDs which have exercise prices, conditional vesting or conversion prices based on a share price in excess of $16.00:

Common Shares
Common Voting Shares outstanding	215,231,826
Convertible instruments and other:
Outstanding granted employees and director's stock options	4,782,264
Outstanding granted employees and director's restricted share units	3,958,738
Convertible equity subordinated debentures	59,162
224,031,990

The following table contains financial information that is derived from our unaudited interim financial statements for the three month period ended March 31, 2005.

	Three months ended
	March 31,
(in thousands of US $, except per share data)	2005	2004
	$	$

STATEMENTS OF INCOME AND CASH
FLOWS DATA:
Revenues	374,252	278,420
Operating income	83,922	50,210
Interest expense, net	(22,796)	(21,324)
Foreign exchange gain (loss)	30	(1,978)
Net gain on disposal of assets	-	11,658
Net Income	34,412	15,683
Basic and diluted earnings per share	0.16	0.13

	As at March 31,	As at December 31,
	2005	2004
(in thousands of US $ )	$	$

BALANCE SHEET DATA:
Cash and cash equivalents, including restricted
short-term investments of $27.8 million as of March
31, 2005 and December 31, 2004	243,841	272,102
Total assets	2,851,881	2,340,709
Long-term debt, including current portion	1,198,466	1,147,060
Share capital and additional paid-in -capital	2,446,030	1,926,511
Total shareholders' equity	1,298,789	748,481

Summary of quarterly results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage in Romania and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

(In thousands of U.S.$, Except	Q1	Q4	Q3	Q2
per share data)	2005	2004	2004	2004
	$	$	$	$

Revenues	374,252	366,816	328,929	301,397

Net income	34,412	4,942	20,674	13,907

Basic and diluted earnings per share	0.16	0.03	0.14	0.10

(In thousands of U.S.$, Except	Q1	Q4	Q3	Q2
per share data)	2004	2003	2003	2003
	$	$	$	$

Revenues	278,420	277,787	257,217	232,163

Net income (loss)	15,683	-727	3,075	6,500

Basic and diluted earnings (loss) per share	0.13	(0.01)	0.03	0.07

Non GAAP measures and operating data

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  It does not reflect changes in, or cash requirements for, our working capital needs;

  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

  It does not reflect foreign exchange gains or losses; and

  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

Proportionate financial figures and other operational data represent the combination of our ultimate proportionate ownership at the end of each period presented in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles. Equity interest figures represent our direct and indirect ownership interests in our operations. For a reconciliation of proportionate operating income to operating income, refer to the supplementary financial information filed with our interim financial statements.

The following tables provide a reconciliation between OIBDA and net income:

Non GAAP measures and operating data
	Three months ended
OPERATING DATA FROM OPERATIONS	March 31,
(in thousands of U.S.$)
	2005	2004

Net Income	34,412	15,683
Income taxes	14,118	12,754
Non-controlling interests	12,626	10,129
Net gain on disposal of assets	-	(11,658)
Foreign exchange (gain) loss	(30)	1,978
Interest expense, net	22,796	21,324
Depreciation and amortization	62,601	57,274
Consolidated OIBDA	146,523	107,484
MobiFon	101,878	77,290
Oskar Mobil	50,520	34,361
Corporate & Others	(5,875)	(4,167)
Consolidated OIBDA	146,523	107,484

The following table provides a reconciliation between service revenues and ARPU for MobiFon and Oskar:

	MobiFon		Oskar
	Three months		Three months
	ended		ended
	March 31,		March 31,
	2005	2004	2005	2004
Service revenues for the periods
(in $ thousands)	197,812	147,607	156,893	116,587
Average number of subscribers for the period
(in millions)	4.98	3.58	1.86	1.58
Average monthly service revenue per
subscriber for the period (in $)	13.24	13.57	28.07	24.60
Less: impact of excluding in roaming and
miscellaneous revenue	(0.95)	(0.99)	(0.85)	(0.87)
ARPU	12.29	12.76	27.22	23.72

Other selected operational data:

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscriber(1)	Interest	(millions)	Subscribers
Romania	GSM	1997	21.7	5,022,902	79.0%	17.1	3,968,093
Czech
Republic	GSM	2000	10.2	1,892,278	100.0%	10.2	1,892,278

Total			31.9	6,915,180		27.3	5,860,371

(1) Subscriber figures include 3,273,187 and 964,147 prepaid subscribers in Romania and Czech Republic, respectively

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Conference Call

The conference call with analysts on the first quarter 2005 results will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, May 4, 2005 (at http://www.tiw.ca). A replay of the conference call can also be heard between 2:00 p.m. on May 4 and 11:59 p.m. on June 3. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 3148784#.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.9 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2005

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	March 31,	December 31,
	2005	2004
	$	$

		[Note 1]
ASSETS
Current assets
Cash and cash equivalents	215,997	244,258
Short term investments - Restricted	27,844	27,844
Trade debtors	111,672	111,922
Inventories	19,773	13,611
Prepaid expenses	31,754	13,724
Deferred income tax assets	1,565	624
Other current assets	8,341	3,179
Total current assets	416,946	415,162

Property, plant and equipment [Note 7]	1,050,632	1,161,861
Licenses [Note 9]	191,890	85,506
Subscriber relationships [Note 7]	90,054	39,485
Goodwill [Notes 7 and 10]	1,061,098	588,623
Deferred financing costs	36,160	38,331
Deferred income tax assets	3,387	9,107
Investments and other assets	1,714	2,634
	2,851,881	2,340,709
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	67,300	50,653
Accrued liabilities	69,302	85,101
Accrued dealers' commissions	9,134	15,902
Accrued interest payable	26,010	23,925
Income and value added taxes payable	34,966	39,139
Deferred revenues	42,791	45,021
Amounts payable to non-controlling interests [Note 8]	13,905	3,198
Current portion of long-term debt	72,810	45,000
Total current liabilities	336,218	307,939
Long-term debt [Note 7]	1,125,656	1,102,060
Deferred income tax liabilities	6,785	14,036
Other non-current liabilities	29,733	22,952
Non-controlling interests	54,700	145,241
SHAREHOLDERS' EQUITY
Share capital [Note 7]	2,185,375	1,670,166
Additional paid-in-capital [Note 4]	260,655	256,345
Deficit	(1,153,946)	(1,188,358)
Cumulative translation adjustment	6,705	10,328
Total shareholders' equity	1,298,789	748,481
	2,851,881	2,340,709

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended
	March 31
	2005	2004
	$	$

REVENUES
Services	354,705	264,193
Equipment	19,547	14,227
	374,252	278,420
Cost of services	105,339	81,594
Cost of equipment	31,231	22,312
Selling, general and administrative expenses [Notes 4 and 5]	91,159	67,030
Depreciation and amortization [Note 6]	62,601	57,274
OPERATING INCOME	83,922	50,210
Interest expense	(24,418)	(22,279)
Interest income	1,622	955
Foreign exchange gain (loss)	30	(1,978)
Net gain on disposal of assets	-	11,658
Income before income taxes and non-
controlling interests	61,156	38,566
Income taxes [Note 10]	14,118	12,754

Income before non-controlling interests	47,038	25,812
Non-controlling interests	(12,626)	(10,129)
Net Income	34,412	15,683
Deficit, beginning of period	(1,188,358)	(1,243,564)
Deficit, end of period	(1,153,946)	(1,227,881)

Basic and diluted earnings per share	0.16	0.13

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2005	2004
	$	$

OPERATING ACTIVITIES
Net Income	34,412	15,683
Depreciation and amortization	62,601	57,274
Non-cash financial expenses	1,828	1,486
Non-controlling interests	12,626	10,129
Net gain on disposal of assets	-	(11,658)
Stock based compensation	4,331	1,509
Other non-cash items	1,348	(2,113)
Changes in operating assets and liabilities	(36,399)	(30,941)
Cash provided by operating activities	80,747	41,369

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment and licenses	(63,360)	(50,828)
Proceeds from sale of investment, net of costs	-	21,752
Increase in ownership of subsidiaries [Note 7]	(8,982)	(37,433)
Other investments and advances	-	3,358
Cash used in investing activities	(72,342)	(63,151)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of costs [Note 4]	-	67,421
Subsidiary's distributions paid to non-
controlling interests [Note 8]	(3,224)	-
Repayment of long-term debt	(32,044)	(7,500)
Cash provided by (used in) financing
activities	(35,268)	59,921
Net effect of exchange rate translation on
cash and cash equivalents	(1,398)	(2,526)
Increase (decrease) in cash and cash equivalents	(28,261)	35,613
Cash and cash equivalents, beginning of period	244,258	196,697
Cash and cash equivalents, end of period	215,997	232,310

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2005
(in thousands of U.S. dollars except per share data)

NOTE 1

BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the 2004 annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the 2004 annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2004, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage in Romania and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

As described in Note 2, on March 15, 2005, the Company entered into definitive agreements for the sale of substantially all of its operations. These financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future pending the completion of the sale.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the payment of its Romanian and Czech Republic UMTS licenses, buildout of related UMTS networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments, drawings on Oskar Mobil's New Senior Credit Facility, cash flows from operating activities and through externally generated funds such as the sale of debt and equity securities.

NOTE 2

SALE OF OPERATIONS TO VODAFONE

On March 15, 2005, the Company entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, [''Vodafone''] for the sale of all of its affiliates interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owns all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration is payable in cash upon closing of the sale. At closing, net proceeds from the sale along with net assets at the Company level, which will consist primarily of cash and cash equivalents, are expected to equate to $16 per fully-diluted share and are intended to be converted to Canadian dollars and to be distributed to shareholders pursuant to a court supervised plan of arrangement (''Plan of Arrangement'') which was filed with the court on April 19, 2005.

The Plan of Arrangement is intended to allow the Company to (i) complete the transaction pursuant to the definitive agreements with Vodafone; (ii) proceed with its liquidation, including the repatriation of net cash from its subsidiaries and the distribution of its net cash to its shareholders or former shareholders following cancellation of Common Shares; (iii) allow the Common Shares to continue to be publicly traded until distribution of all or substantially all of its net assets; (iv) provide for the cancellation of its Common Shares; and (v) proceed with the final distribution and be dissolved.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2005
(in thousands of U.S. dollars except per share data)

NOTE 2

SALE OF OPERATIONS TO VODAFONE (CONT'D)

The Company is holding a special meeting of shareholders to approve the Plan of Arrangement on May 19, 2005. Closing of the sale is subject to (i) shareholders' approval on the basis of 66 2/3% of the votes cast on the Plan of Arrangement, (ii) court approval to the plan of arrangement, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations.

On the assumption that conditions precedent to closing are completed in accordance with current expectations as to timing, including the receipt of regulatory approvals, closing is currently expected to occur in June 2005. In parallel, the Company intends to seek court approval to run the required claims process for a period of 45 to 60 days from the date upon which the court approves the Plan of Arrangement.

In a first distribution, the Company intends to distribute to shareholders substantially all of the target return and the investment income realized from the closing date where target returns means an amount in Canadian dollars equal to $16 per common share as calculated by reference to the volume weighted average rate which the Company should achieve in completing the conversion of the proceeds to Canadian dollars (''Target Return''). The Company's Board of Directors, and then the court, will need to be satisfied that during the period from closing to dissolution, the Company maintains appropriate reserves to cover liabilities and contingent liabilities. The amount of such reserves, as fixed by the Company's Board of Directors from time to time and subject to court approval, will determine the amount of the distributions, including the first distribution. Should the net cash distributed as the first distribution be less than the Target Return, the Company will, where appropriate and prudent, apply to the court for subsequent distribution, such as for the amount withheld to cover any potential tax liability if and when appropriate notice of assessment or clearance certificates, as deemed applicable or required, have been obtained.

The Company can give no assurance as to the total amount and timing of distributions. Pursuant to the definitive agreements with Vodafone, the aggregate amount of all distributions to the Company's shareholders is expected to equate to, but cannot exceed, the Target Return plus investment income. Any excess over the Target Return, other than the investment income, will be returned to Vodafone as a reduction of the purchase price. In addition, the agreements provide for adjustments in certain circumstances. To the extent that the actual results as to among others (i) transaction, liquidation and other costs including taxes, (ii) net cash at closing, and (iii) unidentified claims, are different from estimates made at the time the agreements were executed, shareholders may receive less than the Target Return per fully-diluted common share if the upward adjustment of up to $18 million under the agreements is insufficient to compensate for differences between actual results and the estimates made at the time the agreements were executed.

If closing occurs (i) neither the Company or Vodafone will be liable after closing for any breach of warranty under the agreements, and (ii) neither party may make any claim for breach of the agreements more than 30 days after closing. Furthermore, the maximum aggregate liability of the Company for any claim by Vodafone for breach of the agreements will, save in the case of fraud or in the case of a breach of the parties' respective obligations to sell and purchase the Company's interest in ClearWave (or to procure the same), not exceed $110 million.

The Board of Directors of the Company has approved the sale transaction and has recommended that the shareholders of the Company vote in favour of the sale transaction, which will be included in the Plan of Arrangement which will also address distributions to shareholders and liquidation of the Company.

In connection with the sale, the Company retained Lazard Frères & Co LLC and one of their affiliates, the employer of a Board Member, to provide financial advice. The estimated fee for such services is approximately $11.0 million of which $1.6 million was paid in April 2005.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2005
(in thousands of U.S. dollars except per share data)

NOTE 3

EARNINGS PER SHARE

The reconciliation of the denominator for the calculation of earnings per share is as follows:

	Three months ended
	March 31,
(in thousands)	2005	2004
Weighted average number of Common and Preferred Shares
outstanding	215,197	117,357
Dilutive effect of options and RSU's	4,599	2,979
Weighted average number of Common and Preferred Shares
outstanding - Diluted	219,796	120,336

NOTE 4

STOCK BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003 under the Company's Stock Option Plan and its Restricted Share Unit Plan (see Note 5). The Company recorded a stock-based compensation cost, included within selling, general and administrative costs, of $4.3 million during the three month period ended March 31, 2005 and credited additional paid-in capital for the same amount ($1.5 million for the three months ended March 31, 2004). Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation costs been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended
	March 31,
	2005	2004
	$	$
Pro-forma net income	34,323	15,371
Pro-forma earnings per shares:
Basic	0.16	0.13
Diluted	0.16	0.13

NOTE 5

RESTRICTED SHARE UNIT PLAN

During the first quarter of 2005, 1,056,401 RSUs and 2,043,000 performance based RSUs were granted, 1,654 RSUs were redeemed for Common Shares and 9,080 RSUs were cancelled, resulting in an aggregate of 3,958,738 RSUs outstanding as of March 31, 2005. The amortization of the fair value of the RSUs over their vesting period is included in the determination of the Company's stock-based compensation described in Note 4. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2005
(in thousands of U.S. dollars except per share data)

NOTE 5

RESTRICTED SHARE UNIT PLAN (CONT'D)

The performance based RSUs will vest in three years from the date of their grant and along with all other options and RSUs will vest upon a change of control. However, the number of RSUs that will vest is dependent upon the Company's future stock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant is amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants. The expected number of performance RSUs that will vest will be re-estimated at each future reporting period and as at March 31, 2005 consists of 1,167,429 RSUs based on the value of the consideration to be received in connection with the sale to Vodafone.

NOTE 6

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of Nil and $3.5 million for property, plant and equipment for the three months ended March 31, 2005 and March 31, 2004, respectively.

NOTE 7 INVESTMENTS

Acquisition of Non-controlling Interests in Oskar Holdings

In November 2004, the Company entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for aggregate consideration of $521.9 million consisting of the issuance of 46.0 million Common Shares of the Company's treasury stock and $6.7 million of transaction expenses, of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its equity interest in Oskar Holdings to 100.0%. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million Common Shares, respectively. The Company's existing interest in Oskar Holdings, prior to this acquisition was reflected in its consolidated financial statements on a consolidated basis. The acquisition was accounted for using the purchase method. The aggregate purchase price for the above transaction exceeded the carrying value of the net assets acquired by $432.6 million. Such excess has been preliminarily allocated based on management's best estimates as follows:

Czech Republic
Cellular
$
Decrement of property, plant and equipment	(86,000)

Increment of subscriber relationships	56,300

Increment of long-term debt	(13,500)

Goodwill	475,833

432,633

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at March 31, 2005
(in thousands of U.S. dollars except per share data)

NOTE 8

DIVIDENDS TO NON-CONTROLLING INTERESTS

In March 2005, the shareholders of MobiFon approved dividends amounting to Lei 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million and accordingly, an amount of $13.9 million is reported as amounts payable to non-controlling interests of which $12.0 million was paid on April 19, 2005.

NOTE 9

UMTS LICENSES

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. The Company recognized an intangible asset of $30.8 million representing the discounted value of future payments of $20.3 million and a $10.5 million payment made on March 23, 2005 and associated liabilities are reported as current portion of long-term debt and as long-term debt of $4.6 million and $15.7 million, respectively. On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion [$86.6 million] price for the license is payable in annual instalments from December 2005 through December 2009. The Company recognized an intangible asset of CZK 1,821 million [$78.8 million] representing the discounted value of future payments and other costs. The associated liability of $78.5 million at March 31, 2005 has been reported as long-term debt, $18.9 million of which has been classified as a current portion.

NOTE 10 INCOME TAXES

The fair value of Oskar Mobil's tax loss carryforward benefits was not recognized in the purchase price allocation of the acquisition, described in Note 7, as well as in prior acquisitions due to Oskar Mobil's limited history of operating profits. However, an income tax expense has been recognized during the current period of $1.7 million relating to the benefit of such unrecognized loss tax carryforwards that were utilized in the current quarter and a corresponding amount has been credited to goodwill. The remaining tax expense of $12.4 million relates to MobiFon's pre tax income.

NOTE 11

COMPARATIVE FIGURES AND RECLASSIFICATIONS

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars except per share data)

NOTE 12

SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED MARCH 31,
			2005				2004

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	197,812	156,893	-	354,705	147,606	116,587	-	264,193
Equipment	11,542	8,005	-	19,547	8,880	5,347	-	14,227
	209,354	164,898	-	374,252	156,486	121,934	-	278,420

Cost of services	45,050	60,289	-	105,339	31,968	49,626	-	81,594
Cost of equipment	17,185	14,046	-	31,231	14,699	7,613	-	22,312
Selling, general and administrative expenses	45,241	40,043	5,875	91,159	32,529	30,334	4,167	67,030
Depreciation and amortization	29,962	32,631	8	62,601	29,148	28,115	11	57,274

Operating income (loss)	71,916	17,889	(5,883)	83,922	48,142	6,246	(4,178)	50,210

Acquisitions of property, plant and equipment and licenses,
including unpaid acquisitions	69,337	93,131	-	162,468	38,680	12,148	-	50,828
Property, plant and equipment, licenses and subscriber
relationships as at March 31, 2005 and December 31, 2004	570,323	762,135	118	1,332,576	531,028	755,698	126	1,286,852
Goodwill as at March 31, 2005 and December 31, 2004	543,571	517,527	-	1,061,098	545,004	43,619	-	588,623
Total assets as at March 31, 2005 and December 31, 2004	1,320,632	1,409,955	121,294	2,851,881	1,269,951	936,431	134,327	2,340,709
Operating income (loss) before depreciation and
amortization	101,878	50,520	(5,875)	146,523	77,290	34,361	(4,167)	107,484

TELESYSTEM INTERNATIONAL WIRELESS INC.

FIRST QUARTER 2005

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW'S NET DEBT POSITION AS AT MARCH 31, 2005 AND OTHER DATA

(in thousands of U.S. dollars)

Net Debt Position as at March 31, 2005
				Proportionate
	Debt	Cash (2)	Net Debt	Net Debt (1)
	$	$	$	$
Investees

MobiFon S.A.	279,064	96,320	182,744	144,352
Oskar Mobil and Oskar Holdings	695,031	36,302	658,729	658,729
TIW and others	224,371	111,219	113,152	113,152
Total	1,198,466	243,841	954,625	916,233

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate equity interests in each of its investees as at March 31,2005 and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(2) Includes cash, cash equivalents and restricted short-term investments

OUTSTANDING SHARE DATA AS AT MAY 2, 2005

The following represents all equity shares, granted stock options and RSUs outstanding and the number of Common Shares which the Company's equity subordinated debentures are convertible into as at May 2, 2005 and include 935,277 common shares issuable pursuant to 544 options, 875,571 performance based RSUs and $1.0 million of ESDs which have exercise prices, conditional vesting or conversion prices based on a share price in excess of $16.00:

Common
Shares

Common Voting Shares outstanding	215,231,826
Convertible instruments and other:
Outstanding granted employees and director's stock options	4,782,264
Outstanding granted employees and director's RSUs	3,958,738
Convertible Equity Subordinated Debentures (ESDs)	59,162
224,031,990